THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE BLVD., SUITE 115, PMB303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

June 21, 2024

Aliya Ishmukhamedova

US Securities and Exchange Commission

Washinton, D.C. 20549

Re:TV Channels Network, Inc.

Offering Statement on Form 1-A

Filed May 13, 2024

File No. 024-12435

Dear Ms. Ishmukhamedova:

My firm has been engaged as securities counsel for TV Channels Network, Inc.  We are in receipt of your letter dated May 29, 2024 regarding the Company’s Form 1-A.  Below are your comments, and our responses to them:

Offering Statement on Form 1-A

Cover Page

1.As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may terminate trhe offering at any time.  Please provide us with your analysis regarding whether your offering should be considered an impermissible delayed offering and not a continuous offwering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.  In addition, revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after the receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, how you will inform investors of the investment cycle, how soon after you make final determination to accept or reject a subscription will that settlement occur, and the process of returning proceeds to investors for those subscriptions that are rejected. We note, for example, your disclosure that you “will deliver stock certificates attributable to shares purchased directly to the Purchasers within ninety (90) days of the closing of this offering.”  Furthermore, in your subscription agreement you state “[t]his subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole discretion.  In addition, the Company, at its sole and absolute discretion,  may allocate to the Investor only a portion of the number of Shares that Investor has subscribed for hereunder.  The Company will notify Investor whether this subscription is accepted (either in whole or in part)or rejected.”

Answer:  This offering should be considered a continuous offering within the meaning of Rule 251(d)(3)(i)(F).  The language regarding terminating the offering at any time has been amended to state “the Company decides to terminate the offering, in its sole discretion at any time after 30 days from the date of initial qualification of this Offering without notice.”  Also, please note the statement on page 2, which states “Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).” Also, language has been added which address your concerns over informing subscribers of the timing of settlement, and acceptance or rejection of their subscriptions.

2.In your termination language, you refer to the Company’s ability to extend the offering “without further notice.”  Please provide further details on how you will go about extending the termination date.

Answer:  If the Company’s board of directors directs the Company to extend the offering period past the December 31, 2024 date, the Company will promptly file an amendment to the registration statement reflecting that fact.

Summary of the Offering, page 2

3.You state here that subscriptions will be limited to Accredited Investors (AIs) or 35 non-AIs.  This contradicts with the Investor Suitability Standards on pages 29-30 where you recognize there can be non-AIs subject to Rule 251(d)(2)(i)(C) 10% of investment caps.  Please correct the discrepancy.

Answer: The disclosure at issue in the Summary of the Offering has been amended to be consistent with the Investor Suitability Standards on page 29-30.

Description of Business, page 15

4.You note here that you are “beginning to develop strategic referral partnerships with investment newsletters and websites catering to our target market.”  Please tell us how these communications comply with Rules 251(d), 254, and 255.

Answer: The phrase in question is part of a list of activities that the Company has taken since inception to further its business objectives. Nowhere in that statement, or in anywhere else in the registration statement, is there any indication of an offer or sale of securities. Rule 251(d) sets out the conditions for offers and sales of securities. However, developing relationships are not, by definition, offers or sales of securities. That is also why Rule 254, which governs preliminary offering circulars, is not applicable, as there is nothing to suggest that any offers for the sale of securities have been made. Finally, there is nothing in the statement at issue that suggests that any solicitations of interest were made as defined in Rule 255. If the Company were to engage in any solicitations of interest prior to the qualification of the offering, they will fully comply with the terms and conditions of Rule 254 and 255.

Securities Being Offered

Investor Suitability Standards, page30

5.We note your reference to the thresholds and definitions for accredited investor status set forth in Regulation D under Rule 501(a).  However, those thresholds and definitions do not appear to be accurate including references to $2M in income being the joint income threshold, and references to net worth including a home.  Please revise your definition of “accredited investor” in line with the thresholds and definitions identified in Rule 501(a).  In addition, revise to clarify that the 251(d)(2)(i)(C) 10% investment restrictions disclosed is in line with Rule 251(d)(2)(i)(C) and does not necessarily apply to all purchasers (but rather non-accredited investors).

Answer:  The disclosures have been amended to accurately reflect the thresholds and definitions in Regulation D, Rule 501.  Also, the disclosure has been amended to clarify that the 251(d)(2)(i)(C) 10% investment restrictions applies to non-accredited investors.

Exhibits

6.Please provide a currently dated consent from your auditor and counsel.  Refer to Item 17(11) of Part III of Form 1-A

Answer:  A currently dated consent from our auditor and counsel have been filed pursuant to Item 17(11) of Part III of Form 1-A

7.We note that it appears your articles of incorporation filed as Exhibit 2a authorizes zero shares of common stock. However, your offering statement discloses on page 2 that you are authorized to issue 800,000,000 shares of common stock. Please file any amendments to your articles of incorporation that show the accurate number of authorized shares.

Answer: The original articles of incorporation were meant to be filed with 800,000,000 common shares authorized. The Nevada Secretary of State’s website reflects the authorized as 800,000,000 common shares. However, due to a clerical error, the articles themselves do not reflect this fact. The appropriate amendment has been filed with the Nevada Secretary of State to address this clerical error.

8.Please file an updated subscription agreement with your next amendment.

Answer: An updated subscription agreement has been filed with this Amendment.

Should you have any further questions or comments, please do not hesitate to contact me at (702) 524-9151.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.